UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Period ended December 31, 2002

Commission File Numbers 1-1520 and 1-15147

A. Full title of the plan:

OMNOVA SOLUTIONS RETIREMENT SAVINGS PLAN

("Plan")

B. Names of issuers of the securities held pursuant to the plan and the addresses of their principal executive offices:

OMNOVA Solutions Inc.
175 Ghent Road
Fairlawn, OH 44333-3300

OMNOVA Solutions Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2002 and 2001 and
Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

To OMNOVA Solutions Inc. as Administrator and
Sponsor of the OMNOVA Solutions Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the OMNOVA Solutions Retirement Savings Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 18, 2003

OMNOVA Solutions Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Investments, at fair value	**$ 50,588,676**	$ 58,180,802
Pending sales/(purchases)	**11,646**	(61,928)
Net assets available for benefits	**$ 50,600,322**	$ 58,118,874

The accompanying notes to financial statements are an integral part of these statements.

OMNOVA Solutions Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions	
Investment income/(loss):	
Net depreciation in fair value of investments	**$(12,486,025)**
Interest and dividend income	**1,054,847**
Net investment loss	**(11,431,178)**
Contributions:	
Participants	**5,150,285**
Employer	**2,552,835**
Rollovers	**179,929**
Total contributions	**7,883,049**
Total	**(3,548,129)**
Deductions	
Benefits paid directly to participants	**3,835,600**
Trustee and manager fees	**134,823**
Total	**3,970,423**
Net decrease	**(7,518,552)**
Net assets available for benefits, beginning of year	**58,118,874**
Net assets available for benefits, end of year	**$ 50,600,322**

The accompanying notes to financial statements are an integral part of these statements.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001 and
Year ended December 31, 2002

A. Description of Plan

The OMNOVA Solutions Retirement Savings Plan (the Plan) became effective December 1, 2000. Prior to December 1, 2000, participants of the Plan participated in the GenCorp/OMNOVA Solutions Joint Retirement Savings Plan (Joint Plan). The Joint Plan was a multiple employer plan whereby OMNOVA was a participating sponsor of the Joint Plan. On December 1, 2000, account balances of participants of the Joint Plan, who were current or former employees of OMNOVA Solutions, Inc. (OMNOVA), were transferred from the Joint Plan to the Plan, and those participants began participating in the Plan. In addition, on December 1, 2000, the account balances of participants of the Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies (Profit Sharing Plan) who were employees of OMNOVA or former employees of OMNOVA business locations, and who were not currently receiving annuity payments from the Profit Sharing Plan, were transferred from the Profit Sharing Plan to the Plan.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. If there is any discrepancy between the provisions described herein or in the Summary Plan Description, the terms of the Plan as set forth in the Plan document shall be controlling. Copies of the Summary Plan Description for the Plan are available from the Plan administrator.

General

The Plan is a defined contribution plan available to eligible salaried and certain union hourly employees, as defined in the Plan agreement, of OMNOVA. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to make before-tax and/or after-tax contributions to the Plan ranging from 1 percent to 50 percent of their annual compensation, subject to certain limitations. Until December 31, 2002, the Plan provided that OMNOVA would provide a matching contribution to salaried participants of 100% of the first 3% of compensation contributed by a participant and 50% of the next 3% of compensation. Effective January 1, 2003, the Plan was amended to provide that matching contributions for salaried participants would be made at OMNOVA's discretion. Matching contributions for union hourly employees can range from 0% to 50% up to the first 6% of compensation contributed by a participant. Participants may also contribute amounts representing distributions from other qualified plans.

A. Description of Plan (continued)

Upon enrollment, a participant may direct employee contributions in whole percentage increments to any of the Plan's fund options. In addition, participants may appoint an investment professional and establish a self-directed investment account for the purpose of investing his contributions in investment options outside of the funds offered by the Plan, subject to limitations provided in the Plan document. Participants may change their investment options each payroll period. Employer contributions are made to the OMNOVA Stock Fund.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) OMNOVA's contributions and, as the case may be, (b) Plan earnings (losses), and is charged with an allocation of certain administrative expenses (see "Plan Expenses" below). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

A participant's interests in his or her rollover contributions, if any, and employee contributions that a participant has made or OMNOVA has made for a participant pursuant to a Salary Reduction Agreement are at all times vested and not subject to forfeiture. A participant's interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Internal Revenue Code (Code) or other applicable provisions of law.

Participant Loans

Participants may borrow from their fund accounts up to 50 percent of their account balance but not more than $50,000. OMNOVA matching contributions are not available for loans, but are included in computing the amount available for loans. Loan terms range from 1 - 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at a rate at least equivalent to the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions.

A. Description of Plan (continued)

Payment of Benefits

Distribution of the account balance to a participant who terminates or elects a voluntary withdrawal is made in accordance with the terms of the Plan.

Plan Expenses

A proportionate share of fees and expenses of the Trustee, investment managers, and other service providers (including OMNOVA, if applicable) is charged to each plan participants' account. All fees are deducted quarterly from participants' accounts. Expenses incurred in connection with the purchase or sale of securities are paid from trust assets. All other administrative costs of the Plan are paid by OMNOVA.

B. Summary of Accounting Policies

Investment Valuation and Income Recognition

Investments in common stock are valued at the quoted market price of the common stock on the last trading day of the Plan's fiscal year. Investments in marketable equity and debt securities are valued at market as determined on the last business day of the Plan's fiscal year based on quoted market prices. Common trust funds are valued based on the quoted redemption value of units owned by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's investment managers and Trustee, who are fiduciaries of the Plan, to make estimates, assumptions and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

C. Nonparticipant-Directed Investments

The OMNOVA Solutions Inc. common stock fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are non-participant directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	December 31 2002	December 31 2001
Net assets:		
Armada Money Market Fund	**$ 140,564**	$ 98,455
OMNOVA Solutions Inc. common stock	**9,486,354**	13,518,271
Pending sales	**11,646**	1,572
Total	**$ 9,638,564**	$13,618,298

	Year ended December 31, 2002
Changes in net assets:	
Company contributions	**$ 2,546,111**
Participant contributions	**541,194**
Interest income	**4,521**
Net depreciation in fair value of common stock	**(5,890,338)**
Distributions to participants	**(867,452)**
Net transfers to participant-directed investments	**(284,663)**
Administrative expenses	**(29,107)**
Net decrease	**(3,979,734)**
Net assets, beginning of year	**13,618,298**
Net assets, end of year	**$ 9,638,564**

D. Investments

During the year ended December 31, 2002, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as follows:

	Net Realized and Unrealized Depreciation in Fair Value of Investments
Self-directed brokerage account	**$ (40,626)**
Common stock	**(5,970,182)**
Shares of registered investment companies	**(6,475,217)**
	$ (12,486,025)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31	
	2002	**2001**
AIM Balanced Fund		$ 4,433,978
GenCorp Inc. common stock		2,802,429
National City Capital Preservation Fund	**$ 13,081,819**	9,947,763
OMNOVA Solutions Inc. common stock*	**9,486,354**	13,518,271
S&P 500 Flagship Fund	**14,131,363**	18,859,657
MFS Total Return Fund	**3,671,179**	
PIMCO Total Return Fund	**3,785,572**	

*Nonparticipant-directed

E. Plan Termination

OMNOVA has the right under the Plan to terminate the Plan as to its employees subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100 percent vested in their accounts.

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 3, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

G. Subsequent Event

Effective January 1, 2003, the Plan was amended such that employer matching contributions to salaried participants will be discretionary. On January 1, 2003, OMNOVA stopped making employer matching contributions for salaried participants to the Plan.

OMNOVA Solutions Retirement Savings Plan

EIN: 34-1897652 Plan Number: 013

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
DFA US 6-10 Small Company Portfolio	67,454 shares		$ 752,790
National City Capital Preservation Fund*	13,081,819 units		13,081,819
OMNOVA Solutions Inc. Common Stock*	2,353,934 shares	$15,085,577	9,486,354
Armada Money Market Fund*	140,564 shares	140,564	140,564
Growth Fund of America	4,758 shares		87,880
MFS Mid Cap Growth Fund	8,028 shares		45,441
MFS Total Return Fund	276,652 shares		3,671,179
PIMCO Renaissance	3,870 shares		56,658
Putnam International Equity	116,563 shares		1,912,801
PIMCO Total Return Fund	354,787 shares		3,785,572
S&P 500 Flagship Fund	1,019,441 shares		14,131,363
Selected American Fund	980,953 shares		731,026
White Oak Growth Stock Fund	46,779 shares		1,309,090
Self-Directed Brokerage Accounts			173,310
Participant loans*	At interest rates ranging from 5.25% to 10.5%		1,222,829
			$ 50,588,676

* Indicates party-in-interest to the Plan.

** Cost presented for nonparticipant-directed investments.

OMNOVA Solutions Retirement Savings Plan

EIN: 34-1897652 Plan Number: 013

Schedule H, Line 4(j)—Schedule of Reportable Transactions

Year ended December 31, 2002

Identity of Party Involved	Description of Investment	Purchase Price	Selling Price	Cost	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Category (iii)—Series of transactions in excess of 5% of plan assets at end of year						
National City Bank	Armada Money Market Fund	$ 4,316,235		$ 4,316,235	$ 4,316,235	
			$ 4,283,974	4,283,974	4,283,974	$ -

There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, OMNOVA Solutions Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

OMNOVA SOLUTIONS
RETIREMENT SAVINGS PLAN

By ______________________

J.C. LeMay
Senior Vice President,
Business Development;
General Counsel

Date: June 23, 2003

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Prospectuses constituting part of OMNOVA Solutions Inc.'s Registration Statement No. 333-34938 on Form S-8, and Post Effective Amendment No. 1 thereto, pertaining to the OMNOVA Solutions Retirement Savings Plan of our report dated June 18, 2003, with respect to the financial statements and schedules of the OMNOVA Solutions Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Akron, Ohio
June 23, 2003

Exhibit 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the OMNOVA Solutions' Retirement Savings Plan on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of OMNOVA Solutions Inc. certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the OMNOVA Solutions' Retirement Savings Plan as of the dates and for the periods expressed in the Report.

Date: 6/24/03

Kevin M. McMullen
Chairman, Chief Executive Officer and President

Date: 6/24/03

Michael E. Hicks
Senior Vice President and Chief Financial Officer; Treasurer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.